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                              February 15, 2023

       David L. Goodin
       President and Chief Executive Officer
       Knife River Holding Co
       1150 West Century Avenue
       Bismarck, ND 58503

                                                        Re: Knife River Holding
Co
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted February
3, 2023
                                                            CIK No. 0001955520

       Dear David L. Goodin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 13, 2023 letter

       Draft Registration Statement on Form 10-12B Submitted February 3, 2023

       Notes to Consolidated Financial Statements
       Note 16 - Business Segment Data, page F-28

   1. We note your revisions to this footnote for the reconciliations of reportable segment revenues and assets to
the consolidated totals in response to prior comment 16. However, it appears that the
reconciliation of reportable segment profit or loss (i.e. Total segment
                                                        EBITDA) was not
similarly revised. In addition, as noted in FASB ASC 280-10-55-49, reconciliations are
also required to be shown for every other significant item of information disclosed
(see paragraph 280-10-50-30(d)). Please further revise your
 David L. Goodin
Knife River Holding Co
February 15, 2023
Page 2
      disclosures accordingly.
        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at
(202) 551-3718 if you have questions regarding comments on the mining related matters. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid L. Goodin
                                                           Division of
Corporation Finance
Comapany NameKnife River Holding Co
                                                           Office of Energy &
Transportation
February 15, 2023 Page 2
cc:       John L. Robinson
FirstName LastName